Exhibit 99.21

August 4, 2005	FOR IMMEDIATE RELEASE

Acclaim Energy Trust Announces

Second Quarter 2005 Financial Results

CALGARY, ALBERTA - Acclaim Energy Trust (“Acclaim” or the “Trust”) (AE.UN – TSX) is pleased to announce its financial and operating results for the six months ended June 30, 2005.

Highlights of the second quarter include:

•                  Average daily production for the quarter totaled 40,017 boe/d an increase of 63% compared to the second quarter of 2004.  Acclaim has now provided four consecutive quarters of production at or above 40,000 boe/d since completing the acquisition of properties from ChevronTexaco on June 30, 2004.

•                  Cash flow doubled to $80.5 million in the quarter compared to $39.5 million during the same period a year earlier.  Cash flow per unit increased 54% to $0.77 per unit compared to $0.50 per unit in the second quarter of 2004.

•                  Acclaim continued to provide consistent monthly distributions of $0.1625 per unit while maintaining a payout ratio of 64 percent.  As at June 30, 2005, Acclaim had provided 33 consecutive months of sustained distributions and a payout ratio for the past four quarters of approximately 65 percent.

•                  During the quarter, Acclaim continued its focus on exploitation and value enhancement of its assets, initiating its operated program with the drilling of a shallow gas play at Castor in east central Alberta and continued development of both oil and natural gas at Pouce Coupe in northwest Alberta.

•                  In the second quarter, Acclaim incurred $35.8 million in exploration and development expenditures while participating in the drilling of 20 gross (13.4 net) wells with a 95 percent success rate.

MESSAGE TO UNITHOLDERS

The second quarter of 2005 represented the fourth consecutive quarter of consistent financial and operating results for Acclaim.  Since completing the ChevronTexaco acquisition on June 30, 2004, we have maintained production levels at or above 40,000 boe/d and generated consistent cash flow of approximately $80 million per quarter.  During the quarter, we continued to execute on our strategy to increase our emphasis on internal development.  Over the past year, we have kept our production levels stable, provided consistent distributions, maintained a payout ratio of approximately 65 percent and funded our cash distributions and exploitation program with cash flow from operations.  These results reflect our commitment to provide our unitholders with consistent and reliable results over an extended period of time.  Given current commodity prices we expect to maintain this trend throughout the balance of 2005 and into 2006.

Financial and Operating Summary

Financial

	Three Months Ended June 30			Six Months Ended June 30
($millions except per unit amounts)	2005	2004	%	2005	2004	%

Gross revenue	177.5	91.4	94%	348.7	183.1	90%
Cash flow from operations	80.5	39.5	104%	161.0	81.2	98%
Per unit - basic	0.77	0.50	54%	1.54	1.05	47%
Per unit - diluted	0.76	0.47	62%	1.52	0.99	54%
Net earnings	27.5	3.6	664%	10.6	8.6	23%
Per unit - basic	0.26	0.04	550%	0.10	0.11	-9%
Per unit - diluted	0.26	0.04	550%	0.10	0.10	—
Distributions	51.3	38.5	33%	101.9	74.7	36%
Per unit	0.4875	0.4875	—	0.975	0.975	—
Capital expenditures
Development expenditures	35.8	13.3	169%	61.9	29.3	111%
Total capital expenditures	42.3	489.4	-91%	67.1	498.4	-87%
Total assets	1,504.3	1,544.6	-3%	1,504.3	1,544.6	-3%
Long-term debt	329.1	342.2	-4%	329.1	342.2	-4%
Net debt (excluding financial derivatives)	306.2	345.0	-11%	306.2	345.0	-11%
Unitholders’ equity	710.3	773.8	-8%	710.3	773.8	-8%
Weighted average trust units outstanding (thousands)	105,091	79,578	32%	104,582	77,254	35%
Trust units outstanding at period end (thousands)	105,243	97,304	8%	105,243	97,304	8%

Operating

Production
Natural gas (mmcf/d)	100.6	77.8	29%	102.3	79.7	28%
Crude oil (bbl/d)	17,947	9,475	89%	18,492	9,545	94%
Natural gas liquids (bbl/d)	5,302	2,170	144%	5,499	2,054	168%
Barrel of oil equivalent (boe/d, 6:1)	40,017	24,607	63%	41,046	24,884	65%

Average Prices
Natural gas ($/mcf)	7.76	6.84	13%	7.39	6.76	9%
Natural gas (net of financial instruments) ($/mcf)	7.62	6.57	16%	7.34	6.54	12%
Crude oil ($/bbl)	54.53	39.86	37%	52.77	39.47	34%
Crude oil (net of financial instruments) ($/bbl)	45.26	32.46	39%	44.81	33.46	34%
Natural gas liquids ($/bbl)	35.99	32.45	11%	35.44	32.37	9%

Drilling activity (gross)
Natural gas wells	6	4	—	21	14	—
Oil wells	13	5	—	17	11	—
Other	—	1	—	—	1	—
Dry and Abandoned	1	—	—	1	—	—
Total gross wells	20	10	—	39	26	—
Total net wells	13.4	5.7	—	18.6	11.5
Success rate (%)	95%	100%	—	97%	100%	—

FINANCIAL RESULTS

For the six months ended June 30, 2005, Acclaim achieved major increases in revenue, cash flow and production volumes over the comparable period in 2004.  The acquisition of producing properties from ChevronTexaco during the second quarter 2004, combined with an extensive optimization and 2004 drilling program have provided significant production increases.  These production gains combined with very strong commodity prices have resulted in strong financial results.

Acclaim’s gross revenue for the six months ended June 30, 2005 totaled $348.7 million, up 90 percent from $183.1 million reported for the corresponding period in 2004.  Revenue for the second quarter 2005 increased to $177.5 million 94 percent higher than the $91.4 million recorded in the second quarter 2004.

Cash flow from operations increased to $161.0 million or $1.54 per basic unit, an increase of 98 percent from $81.2 million or $1.05 per basic unit for the same period in 2004.  Cash flow from operations during the second quarter amounted to $80.5 million or $0.77 per basic unit, an increase of 104 percent from $39.5 million or $0.50 per basic unit reported for the same period a year earlier.

Net earnings for the six months ended June 30, 2005 totaled $10.6 million or $0.10 per basic unit as compared to $8.6 million or $0.11 per basic unit for the same period a year earlier.  Net earnings include second quarter earnings of $27.5 million or $0.26 per basic unit, as compared to $3.6 million or $0.04 per basic unit in 2004.

The price of West Texas Intermediate (WTI) crude averaged US$51.53 per barrel during the six months ended June 30, 2005, up significantly from an average price of US$36.75 for the same period in 2004.  During the second quarter, average WTI increased to US$53.13 per barrel from an average of US$49.90 per barrel in the first quarter of 2005.

For the six months ended June 30, 2005, the Trust received an average crude oil price of $52.77 per barrel as compared to $39.47 per barrel for the comparable period in 2004.  Acclaim’s average oil price was $51.09 per barrel during the first quarter 2005.

The Trust’s average natural gas price was $7.39 per thousand cubic feet for the six months ended June 30, 2005, up 9 percent from $6.76 per thousand cubic feet over the same period a year earlier.

Capital spending on development activities for the six months ended June 30, 2005 totaled $61.9 million, up from $29.3 million reported for the same period a year earlier.  Total capital expenditures amounted to $67.1 million.

Cash flow in excess of distributions will continue to be directed towards the capital expenditure program and the reduction of current debt levels.  During the quarter, long-term debt was reduced by $5.7 million to $329.1 million.

REVIEW OF OPERATIONS

Production in the second quarter continued to be strong despite the impact of plant turnarounds, wet weather and depletion of the Acheson D3a field.  Over the first half of 2005, Acclaim’s successful exploitation program has added approximately 3,500 to 4,000 boe/d of production.

Second quarter volumes averaged 40,017 boe/d, comprised of 100.6 mmcf/d of natural gas, 17,947 bbl/d of oil and 5,302 bbl/d of natural gas liquids, compared to second quarter 2004 volumes of 24,607 boe/d, comprised of 77.8 mmcf/d of natural gas, 9,475 bbl/d of oil and 2,170 bbl/d of natural gas liquids.

Second quarter production was approximately two percent lower than expected.  Conventional production in Canada tends to be lower in the second quarter due to facility turnarounds and seasonal factors including road bans and wet weather.  Additionally an unusually wet spring, oil production variances at Acheson and longer facility turnarounds at the major facilities processing Acclaim’s natural gas also impacted the quarter.  Downtime associated with turnarounds in the quarter resulted in a temporary reduction of approximately 1,400 boe/d and weather related downtime impacted approximately 500 boe/d over the quarter.

Acclaim also experienced a reduction in our quarterly average oil production from the Acheson D3a field of approximately 1,000 boe/d.  While the reserve life for the D3a remains short, the pool has outperformed expectations since we began operating the field in the third quarter of 2004.  Acclaim continues to replace declining production at Acheson with longer life production at Willesden Green and Pouce Coupe.

The second quarter marked the beginning of Acclaim’s 2005 operated drilling program.  We drilled 20.0 gross wells (13.4 net) and another 7.0 gross wells were drilled on Acclaim lands where the Trust did not expend capital.  These programs resulted in 19 successful wells (12.4 net), all of which are expected to be on stream by the end of the third quarter.  Our operated drilling program focused on shallow gas at Castor in east central Alberta, deeper oil and natural gas at Pouce Coupe in northwest Alberta and heavy oil at Furness in west central Saskatchewan.  At the end of the second quarter, Acclaim had three drilling rigs in operation and increased that number to four in the third quarter.

In addition to the drilling program, Acclaim remained very active with our production optimization programs, completing a number of workovers, recompletions and stimulations.

Acclaim continues to add low cost production from these optimization programs, at less than $10,000 per boe/d.

Capital expenditures in the second quarter totaled $35.8 million, including $10.6 million of drilling expenditures, and $22.4 million on facility, equipment and optimization costs.

We continue to forecast a busy second half of 2005.  Following Acclaim’s decision to increase 2005 capital investment to $150 million, we will be active on a number of major projects:

•                  Completion of the Castor Gas Plant remains on track for a mid-August start-up.  This gas plant will allow currently shut-in volumes to be produced, and will provide capacity for the five well drilling program completed during the quarter and ongoing recompletion efforts.

•                  At Willesden Green and Gilby, our drilling program began in early July, targeting Rock Creek, Cardium oil and Edmonton shallow gas.  To date, 18 wells have been licensed (two Rock Creek, five Cardium and 11 shallow gas) and six of the shallow gas locations have already been successfully drilled.

•                  At Pouce Coupe, we successfully cased four wells.

•                  At Dodsland, Acclaim is proceeding with a 27 well program, and is evaluating a second 30 well program for late fourth quarter or early first quarter 2006 execution.

•                  Acclaim continues to work with partners for the approval of a 10 well program at Mitsue for execution in late third quarter or early fourth quarter, with a second contingent 10 well program for early 2006.

•                  At Blackhawk, we continue to evaluate the positive results from our Cadomin completion and review various development alternatives for this highly prospective area, dominated by major exploration and production companies.  Located adjacent to the active Cutbank Ridge area, Acclaim holds 13,000 acres of land with the potential for up to 30 deep, long life gas wells.

•                  Other areas we plan to be active through the balance of 2005 include Acheson in central Alberta, Greater Furness in western Saskatchewan, Leon Lake/Shaunavon in southwest Saskatchewan, Huntoon in southeast Saskatchewan and Virden in southwest Manitoba.

CASH DISTRIBUTIONS & TAXABILITY

Acclaim paid distributions of $51.3 million during the quarter or $0.488 per trust unit.  Effective at the June 30, 2005 record date, the Trust revised its practice of paying distributions on the 20th of the month.  Acclaim’s policy will now be to pay the distribution five days earlier on or around the 15th of the month.

Based on current financial results, Acclaim continues to estimate that for 2005 income tax purposes, its distributions will be comprised of 30 to 40 percent return of capital and 60 to 70 percent income for Canadian investors.  For US investors, Acclaim continues to estimate that its 2005 distributions will be 20 to 30 percent return of capital and 70 to 80 percent qualifying dividend income.  Actual taxable amounts will be provided in early 2006.

At the end of second quarter, Acclaim’s non-resident ownership increased to approximately 32 percent of total units outstanding.  Acclaim continues to participate with the Canadian Association of Income Funds in order to monitor and provide input to federal policy related to foreign ownership for resource trusts.

COMMODITY PRICE RISK MANAGEMENT

Acclaim believes that it has a responsibility to its unitholders to actively manage variables that could negatively impact unit distributions. As such, Acclaim has an active price risk management program that undertakes to reduce risk exposure to budgeted cash flow projections resulting from uncertainty or changes in commodity prices. Market conditions over the past twelve months have resulted in price volatility increasing to unprecedented levels. Although commodity prices have generally risen during this period, to assume that this trend will continue unabated is presumptuous.  For this reason, Acclaim continues to execute its price risk management strategy which is to hedge up to 50 percent of its production for the current and following year.

Core to Acclaim’s hedging strategy is the concept that the type of financial structure chosen is as critical as the outright level in which hedges are transacted.  Recognizing that the market has entered a period of great uncertainty, Acclaim is targeting the use of hedging structures that provide the greatest amount of participation in future price increases while maintaining hard floor prices that are reflective of our budget expectations. Although Acclaim’s overall hedging strategy has not changed in terms of goals and objectives, the increase in price volatility experienced has resulted in Acclaim being more active in its approach to managing day-to-day hedging activities.

Looking forward, Acclaim believes that prices will remain strong for both crude oil and natural gas over the short to medium term. Historically high economic growth rates in China and other areas of southeast Asia will continue to result in robust demand while the threat of further terrorism activity and political instability in certain significant producing countries continues to cause concerns about supply. Surprisingly, despite the lowest level of unutilized OPEC production capacity in recent history, inventory levels for both crude oil and natural gas have been increasing over the same period to historically high levels. It is these seemingly contradictory events in the market that is causing credible analysts to have such diverging market views and for price volatility being so high. It is also why Acclaim believes that ongoing pursuit of our commodity price risk management program is both prudent and responsible.

OUTLOOK

Over the past four quarters we have sustained our production over 40,000 boe/d with 30 to 40 percent of cash flow while distributing the balance to unitholders.  Given current commodity prices we expect to continue this trend for the balance of 2005 and into 2006.

In our first quarter release, we noted our increased emphasis on exploitation and value enhancement within our existing assets and increased our capital expenditure program to $150 million for 2005.  Over the last two quarters we will be executing on large programs which began after break-up in the second quarter.  We anticipate that we will drill approximately 90 operated wells in the last half of 2005.

In our first quarter release, we also noted that we had initiated a program to review opportunities outside of Canada.  That process is continuing and is complementary to our evaluation of acquisition opportunities in Canada.  We will look to be creative and innovative in a competitive acquisition market. Over the last two years we have built a solid base of quality assets.  Given the strength of our internal opportunities and increased emphasis on exploitation, we will continue to pursue acquisition opportunities but will remained disciplined.

We look forward to an exciting second half of 2005.

Jack C. Lee	J. Paul Charron
Chairman	President & Chief Executive Officer
August 4, 2005

Acclaim’s complete Financial Statements, Management Discussion & Analysis and Notes are available on Acclaim’s website at www.acclaimtrust.com or on SEDAR at www.sedar.com.

 ADVISORY: Certain information regarding Acclaim Energy Trust including management’s assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Acclaim’s operations or financial results are included in Acclaim’s reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Acclaim’s website (www.acclaimtrust.com) or by contacting Acclaim. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Acclaim does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise.

Where reserves or production are stated on a barrel of oil equivalent  (boe) basis, natural gas volumes have been converted to a barrel of oil  equivalent (boe) at a ratio of 6,000 cubic feet of natural gas to one barrel of oil. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. Boe may be misleading, particularly if used in isolation.

Management’s Discussion & Analysis

Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the Consolidated Financial Statements and Notes thereto of Acclaim Energy Trust (“Acclaim”) for the year ended December 31, 2004, MD&A for the year ended December 31, 2004 and the unaudited Consolidated Financial Statements for the six months ended June 30, 2005. This MD&A is dated August 4, 2005. The consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).  This discussion provides Management’s analysis of Acclaim’s historical financial and operating results and provides estimates of Acclaim’s future financial and operating performance based on information currently available.  Actual results will vary from estimates and the variances may be significant.  You should be aware that historical results are not necessarily indicative of future performance.

We use the term cash flow from operations, which we define as net earnings before deducting non-cash expenses, to analyze operating performance and leverage.  Cash flow does not have a standardized measure prescribed by GAAP and therefore may not be comparable with the calculation of similar measures for other companies or trusts.

All references are to Canadian dollars unless otherwise indicated.  Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (“bbl”).  BOE’s may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 mcf:one(1) bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

HIGHLIGHTS

Acclaim is very pleased to announce record financial and operating results for the six months ended June 30, 2005.

•                  Production averaged 41,046 boe/d, a 65 percent increase from 24,884 boe/d  reported for the same period a year earlier.  Second quarter production averaged 40,017 boe/d, as  compared to 42,089 boe/d during the first quarter 2005.

•                  Cash flow totaled $161.0   million, a 98 percent increase from  $81.2   million reported a year earlier.  On a per unit basis, cash flow increased 47 percent to $1.54  per basic unit. Second quarter cash flow totaled $80.5 million or $0.77 per basic unit.

•                  Distributions remained unchanged at $0.1625 per unit per month and our payout ratio during the first six months of 2005 approximated 63  percent, and

•                  Our net debt to cash flow ratio continues to be less than one times projected 2005 cash flow.

RESULTS OF OPERATIONS

During the first six months of 2005, Acclaim achieved record financial and operating results.  The increased production volumes associated with property acquisitions made in 2003 and 2004 combined with very strong commodity prices contributed to the significant increases in petroleum and natural gas sales and cash flow.

On June 30, 2004, Acclaim completed the acquisition of petroleum and natural gas interests from ChevronTexaco Corporation (“Chevron”) for total cash consideration of $433.7 million.  The transaction was effective June 1, 2004.  The transaction closed on June 30, 2004.  As a result, production and related cash flow has been reflected in the results beginning July 1, 2004.

The assets acquired are located in the Central, Kaybob and Mitsue areas of Alberta as well as in Manitoba.  For comparative purposes, production from these assets at the time of acquisition approximated 17,000 boe/d including 11,450 bbl/d of oil and NGL’s and 37.5 mmcf/d of natural gas.

($000s except per share amounts)	2005		2004				2003
Earnings Information	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30

Petroleum and natural gas sales	177,501	171,201	170,504	167,894	91,407	91,709	76,631	77,021
Cash flow from operations(1)(2)	80,465	80,498	73,685	77,789	39,478	41,745	35,708	34,871
Per unit - basic	0.77	0.77	0.71	0.80	0.50	0.56	0.49	0.53
Per unit - diluted	0.76	0.76	0.70	0.73	0.47	0.55	0.49	0.52
Net earnings (loss)(1)(2)	27,473	(16,825)	23,736	(1,023)	3,575	4,975	(569)	3,036
Per unit - basic	0.26	(0.16)	0.23	(0.01)	0.04	0.07	(0.01)	0.05
Per unit - diluted	0.26	(0.16)	0.23	(0.01)	0.04	0.07	(0.01)	0.05

(1)Net earnings (loss), cash flow from operations and per unit amounts have been restated as a result of a change in accounting policy for convertible debentures.

(2)When calculating the weighted average number of units at the end of a quarter, all units outstanding from the previous quarter are deemed to be outstanding for the entire period, whereas in the year to date calculation those units are weighted according to the date of issue.  Consequently, the addition of the quarterly per unit results will not add to the annual earnings per unit.

Acclaim’s financial results for the three months ended June 30, 2005, were impacted by slightly lower production volumes, strong crude oil prices and significant realized and unrealized financial derivative losses.

Production volumes average 40,017 boe/d during the quarter, 5 percent lower than the 42,089 boe/d reported for the first quarter of 2005.  Commodity prices were again very strong during the quarter. West Texas Intermediate (“WTI”) price averaged US$51.53 per barrel for the first six months of 2005, up 40 percent from the average price of US$36.75 per barrel for the same period in 2004.  For the six months ended June 30, 2005, natural gas prices averaged $7.39/mcf as compared to $6.76/mcf for the same period in  2004.

Cash flow of $80.5 million was unchanged from amounts reported in the first quarter 2005. Stronger commodity prices offset the impact of the realized financial derivative losses and lower production volumes.

Earnings for the first six months of 2005 were impacted by a non-cash unrealized financial derivative loss. These non-cash gains and losses, required under generally accepted accounting principles, represent changes in the fair value of the derivative contracts.  Earning were also impacted by a future income tax recovery resulting from the unrealized financial derivative loss.

Production

	Three Months Ended June 30		Six Months Ended June 30
Production	2005	2004	2005	2004
Natural gas (mmcf/d)	100.6	77.8	102.3	79.7
Crude oil (bbl/d)	17,947	9,475	18,492	9,545
Natural gas liquids (bbl/d)	5,302	2,170	5,499	2,054
Barrel of oil equivalent (boe/d, 6:1)	40,017	24,607	41,046	24,884
Percentage crude oil and natural gas liquids	58	47	58	47

Crude oil and natural gas liquids production for the first six months of 2005 averaged 23,991 boe/d, a 107 percent increase over the 11,599 boe/d reported for the corresponding period in 2004.  Production in the second quarter averaged 23,249 boe/d, up more than 99 percent from production levels in the second quarter of 2004.

Natural gas sales for the first six months of the year averaged 102.3 mmcf/d, 28 percent higher than the 79.7 mmcf/d  reported for the six months ended June 30, 2004.  During the second quarter natural gas sales averaged 100.6 mmcf/d , 29 percent higher than the 77.8 mmcf/d reported during the same quarter in 2004.

On a barrel of oil equivalent basis, production increased 65 percent to 41,046 boe/d as compared to 24,884 boe/d a year earlier.  Second quarter 2005 production averaged 40,017 boe/d as compared to 42,089 boe/d during the first quarter. Plant turnarounds and downtime due to weather impacted production volumes during the second quarter.

Petroleum and Natural Gas Sales

	Three Months Ended June 30		Six Months Ended June 30
Revenue analysis ($000s)	2005	2004	2005	2004
Natural gas	$71,079	$49,711	$136,810	$100,785
Crude oil and natural gas liquids	106,422	41,696	211,892	82,331
Petroleum and natural gas sales	$177,501	$91,407	$348,702	$183,116

Petroleum and natural gas sales, before royalties and transportation costs increased to $348.7 million for the six months ended June 30, 2005, up 90 percent from $183.1 million reported for the corresponding period in 2004.  Revenue for the second quarter increased to $177.5   million, 94 percent higher than the $91.4 million recorded in the second quarter 2004.

Revenues year-over-year have been impacted by increased production volumes associated with the ChevronTexaco acquisition which closed June 30, 2004, and the increase in the WTI price of crude oil.

Commodity Prices

The price of WTI crude averaged US$51.53/bbl during the first six months of 2005, up 40 percent from the average price of US$36.75/bbl for the same period in 2004.  During the second quarter WTI averaged US$53.13/bbl, up 6 percent from an average of US$49.90/bbl in the first quarter. Closing prices for WTI ranged from a low of US $42.12/bbl in January to a high of US $60.54/bbl in June.

For the six months ended June 30, 2005, we received an average oil price of $52.77/bbl as compared to $39.47/bbl for the comparable period in 2004.  Our average oil price was $54.53/bbl during the second quarter, up marginally from an average of $51.09/bbl during the first quarter.

In comparing the first six months of 2005 to 2004, it should be noted that light/heavy oil differentials as measured by buyers postings for Lloyd heavy blends at Hardisty Alberta versus WTI in US dollars widened by over 85%. During the same period, Acclaim’s average price differential to WTI measured in Canadian Dollars widened by only 6 percent or $0.54/bbl. This results from a smaller proportion of heavy oil in Acclaim’s overall crude portfolio and a stronger Canadian dollar relative to the US dollar.

Our average natural gas price was $7.39/mcf for the six months ended June 30, 2005 as compared to $6.76/mcf during the same period in 2004.  The second quarter natural gas price averaged $7.76/mcf as compared to $7.02 in the first quarter.

The AECO Daily spot prices averaged $6.54/mcf and $6.94/mcf during the first and second quarters of 2005 respectively.  In an effort to mitigate price volatility, we allocate our natural gas sales equally between the AECO daily and AECO monthly price indexes.

The Canadian dollar relative to the U.S. dollar, continues to show strength, averaging CDN$1.2439 during the quarter.  As the price of WTI crude oil is quoted in US dollars, appreciation in the Canadian dollar reduces the average price received for our production.  To mitigate the impact of exchange rate fluctuations, we have entered into foreign exchange contracts on a portion of our  2005 cash flows as follows:

	Derivative	Strike-Barrier	US $ Amount	Term

2005	Variable rate	CDN$1.2400 - CDN$1.3905	$3,000,000	January 1, 2005 - December 31, 2005
	Variable rate	CDN$1.2000 - CDN$1.3605	$2,000,000	July 1, 2005 - December 31, 2005

Petroleum And Natural Gas Transportation

It had been industry practice in prior periods for companies to net transportation charges against petroleum and natural gas sales rather than showing transportation as a separate item on the Statement of Earnings.  Effective January 1, 2004, we have presented sales before the deduction of transportation charges and have also presented transportation expenses on the Statement of Earnings.  Prior periods have been reclassified for comparative purposes.  This adjustment has no impact on net income or cash flow.

Commodity Price Risk Management

The prices we receive for our petroleum and natural gas can fluctuate significantly due to weather patterns, the economic environment or political uncertainty.

Our commodity price risk management program is designed to provide price protection on a portion of our future production in the event of an adverse commodity price movement, while retaining the opportunity to participate in favourable price movements.  This practice allows us to generate stable cash flow for distributions and to ensure positive economic returns on capital development and acquisition activities.  For the six months ended June 30, 2005, we realized a net derivative loss of $27.6 million related to financial derivative instruments put in place to manage commodity price risk.  During the second quarter, the realized derivative loss totaled $16.5 million.

Unrealized Loss On Financial Derivatives

Accounting standards require that we determine the fair value of our financial contracts and record a liability or asset at the end of each accounting period.  Any changes in the fair value of the financial contracts are included in net earnings for the period.  At June 30, 2005, we recorded a current financial derivative liability of $49.1 million and a long-term financial derivative liability of $13.3 million.  The estimated fair value is based on a mark-to-market calculation as at June 30, 2005 to settle the financial contracts.  The actual gain or loss realized upon settlement could vary significantly due to fluctuations in commodity prices.  For the six months ended June 30, 2005, Acclaim recorded an unrealized financial derivative loss of $50.2 million, a direct result of a significant increase in the price of WTI crude oil.

The following table reconciles the change in the fair value of the financial contracts during the period.

	Financial Derivative Loss	Financial Derivative Liability	Unrealized Loss
Balance, January 1, 2005	$2,818	$(13,911)	$—
Amortization	(1,677)	—	(1,677)
Unrealized loss on financial derivatives	—	(48,479)	(48,479)
Balance, June 30, 2005	$1,141	$(62,390)	$(50,156)

Financial Derivative Contracts

For the six months ended June 30, 2005, we realized a net derivative loss of $50.2 million related to financial derivative instruments put in place to manage commodity price risk.  During the second quarter, we realized a derivative gain of $6.0 million.

The following financial derivative contracts have been put in place as noted below:

Commodity Contracts	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2007
Natural Gas
Fixed price volume (Gj/d)	5,000	1,667	—
Fixed Price average ($/Gj)	$7.00	$7.00	—
Participating swaps (Gj/d)	5,000	8,333	10,000
Participating swaps ($/Gj)	$6.00	$6.80	$7.00
Collar volume (Gj/d)	30,000	23,333	20,000
Collar floors ($/Gj)	$6.00	$6.65	$7.14
Collar caps ($/Gj)	$8.17	$9.54	$10.56
Calls sold (Gj/d)	3,000	1,000	—
Calls sold ($/Gj)	$2.80	$2.80	—
Total volume hedged (Gj/d)	43,000	34,333	30,000

Crude Oil
Fixed price volume (bbl/d)	1,500	1,500	1,500	1,500	1,500	1,500	1,500
Fixed price average ($US/bbl)	$40.03	$40.03	$48.11	$48.11	$48.11	$48.11	$48.11
Participating swaps (bbl/d)	—	—	1,000	1,000	1,000	1,000	—
Participating swaps ($US/bbl)	—	—	$47.50	$47.50	$47.50	$47.50	—
Collar volume (bbl/d)	8,000	8,000	3,500	3,500	3,500	3,500	—
Collar floors ($US/bbl)	$31.00	$31.00	$42.14	$42.14	$42.14	$42.14	—
Collar caps ($US/bbl)	$39.41	$39.41	$54.08	$54.08	$54.08	$54.08	—
Call spreads (bbl/d)	500	500	—	—	—	—	—
Call spreads bought ($US/bbl)	$41.00	$41.00	—	—	—	—	—
Call spreads sold ($US/bbl)	$48.00	$48.00	—	—	—	—	—
Total volume hedged (bbl/d)	10,000	10,000	6,000	6,000	6,000	6,000	1,500

Royalties

	Three Months Ended June 30		Six Months Ended June 30
Royalties ($000s)	2005	2004	2005	2004
Royalties, net of ARTC	$37,120	$17,233	$74,294	$34,243
% of sales	20.9%	18.9%	21.3%	18.7%
$/boe	$10.19	$7.70	$10.00	$7.56

We pay royalties to the owners of the mineral rights with whom we hold leases, including the provincial governments.  Overriding royalties are also paid to other parties according to contracts.  In Alberta, where we produce the majority of our natural gas, a crown royalty is invoiced on the Crown’s share of production based on a monthly established Alberta Reference Price.  The Alberta Reference Price is a monthly weighted average price of gas consumed in Alberta and gas exported from Alberta reduced for transportation and marketing allowances.  There is a maximum rate of 30 percent for new gas and 45 percent on old gas.  The vast majority of our gas production is from new gas.  In today’s gas price environment, we are subject to the maximum rates.  Gas cost allowance, low productivity and other incentive schemes serve to reduce our effective royalty rate.

The majority of our oil production is in Alberta with a significant portion in Saskatchewan.  Royalty rates in both Alberta and Saskatchewan vary depending on the rate of production, oil prices and applicable incentives.

For the six months ended June 30, 2005, royalties totaled $74.3 million as compared to $34.2 million during the same period a year earlier.  As a percentage of sales royalties averaged 21.3 percent during the first six months of 2005.

During the second quarter 2005, royalties averaged $10.19/boe or approximately 20.9 percent of Acclaim’s total petroleum and natural gas sales price (before financial derivatives) of $ 48.74/boe.  This compares to $7.70/boe or  18.9 percent of the average sales price reported for the same period in 2004.

We anticipate, based on current commodity prices, that the average royalty rate for the remainder of 2005 will approximate 21 percent.

Operating Costs

	Three Months Ended June 30		Six Months Ended June 30
Operating Costs ($000s)	2005	2004	2005	2004
Operating costs	$29,260	$16,702	$59,300	$33,655
$/boe	$8.04	$7.46	$7.98	$7.43

Our operating costs net of processing fees for the six months ended June 30, 2005, increased to $59.3 million as compared to $33.7 million during the same period a year earlier.  On a unit-of-production basis, operating costs averaged $7.98/boe as compared to $7.43/boe a year earlier.

During the second quarter operating costs totaled $29.3 million, or $8.04/boe as compared to $16.7 million or $7.46/boe for the same period in 2004.  Although operating costs generally have increased due to higher service costs in the field, certain additional costs have been incurred to ensure the predictability of production during periods of higher commodity prices. Extensive well maintenance and workover programs have been undertaken to maximize production and optimize plant utilization.

Although operating costs year-over-year have increased on a unit-of-production basis, we are committed to managing operational efficiencies and maximizing field netbacks in all areas where we do business.

Transportation

Transportation  costs are defined by the point of legal custody transfer of the commodity and are dependent upon the type of product being sold, location of the producing asset, availability of pipeline capacity and sales point of the product.

For crude oil, Acclaim sells all of its production at the lease. The purchaser picks up the production at the lease and pays Acclaim a price for the applicable crude type based upon a price posted at the appropriate market hub less the transportation costs between that market hub and the lease. For natural gas Acclaim transports its gas from the plant gate to certain established market hubs such as AECO C in Alberta or Station 2 in British Columbia at which point title transfers to the purchaser. In both cases transportation costs associated with getting natural gas and clean, marketable oil to the point of title transfer are shown separately as a transportation expense.

General and Administrative Expenses

	Three Months Ended June 30		Six Months Ended June 30
General and Administrative Expenses ($000s)	2005	2004	2005	2004
G&A expenses	$7,662	$5,407	$14,914	$10,102
Overhead recoveries	(2,456)	(2,473)	(4,913)	(3,748)
Net G&A expenses	$5,206	$2,934	$10,001	$6,354
$/boe	$1.43	$1.31	$1.35	$1.40

General and administrative expenses net of overhead recoveries totaled $10.0 million for the six months ended June 30, 2005, as compared to $6.4 million during the same period in 2004.  On a unit-of-production basis, general and administrative expenses averaged $1.35/boe as compared to $1.40/boe for the same period in 2004. Approximately 70 percent of total general and administrative expenses before overhead recoveries are employee related including consulting fees, salaries and benefits.

For the three months ended June 30, general and administrative expenses totaled $5.2 million or $1.43/boe as compared to $2.9 million or $1.31/boe for the second quarter a year earlier.

For the remainder of 2005, we anticipate general and administrative expenses to average $1.25/boe.

Unit-Based Compensation Expense

During the six months ended June 30, 2005 we recorded a non-cash compensation expense of $4.7 million.  Unit-based compensation expense approximates the change in fair value (based on period end prices and the vesting period) of the Restricted and Performance Trust Units.

Interest Expense On Bank Debt

	Three Months Ended June 30		Six Months Ended June 30
Interest Expense ($000s)	2005	2004	2005	2004
Interest expense	$3,687	$2,348	$6,644	$5,188
Bank loans	$329,110	$342,200	$329,110	$342,200

Interest expense, representing interest on bank debt increased to $6.6 million or $0.89/boe from $5.2 million or $1.14/boe a year earlier.  The debt level at June 30 includes approximately $12.2 million paid to suppliers associated with the Acheson 2-26 incident which has yet to be recovered by insurance. Approximately $38.9 million had been expended to June 30, 2005 associated with this incident with insurance recoveries to date totaling $26.7  million.  At June 30, 2005, $329.1  million was drawn under our facility.

Interest rates continue to be favourable and are not expected to increase substantially in the short-term. Average rates incurred by Acclaim during the second quarter 2005 averaged approximately 3.9 percent.

Interest Expense on Convertible Debentures

Effective January 1, 2005, the Trust retroactively adopted the changes to Canadian Institute of Chartered  Accountants Standard S.3860, Financial Instruments.  This revised accounting standard requires the Trust to include convertible debentures as a component of long-term debt with the value of the conversion feature of the debentures classified as equity.  Over the term of the debentures the debt portion will accrete up to the principal balance at maturity with the charge going to interest expense.  The related interest expense has been classified as interest expense on the Consolidated Statements of Earnings.

During the six months ended June 30, 2005 we recorded interest on convertible debentures of $3.4 million (2004 - $1.5 million).

Depletion, Depreciation and Amortization

The current quarter provision for depletion, depreciation and amortization totaled $57.5  million as compared to $29.4 million in 2004. On a unit-of-production basis, depletion, depreciation and amortization costs averaged $15.80 /boe as compared to $13.15/boe during the same quarter in 2004.

The dollar increase is due to a higher depletable base as a result of the ChevronTexaco asset acquisition and higher production volumes.  Depletion on a unit-of-production basis has increased primarily as a result of the shorter reserve life associated with the Acheson property acquired with the ChevronTexaco assets.

Asset Retirement Obligations

As of June 30, 2005, the amount recorded as the fair value of our abandonment and reclamation obligations liability was $58.7  million.  During the three months ended June 30, 2005, Acclaim incurred $2.0  million of actual abandonment and reclamation costs and recorded accretion of $1.2 million.

Income Taxes

During 2005, Acclaim recorded a future income tax recovery of $22.4 million.  The recovery is mainly a result of the unrealized loss on financial derivatives.

Non-Controlling Interest- Exchangeable Shares

On January 19, 2005 the CICA issued revised draft EIC-151 “Exchangeable Securities Issued by Subsidiaries of

Income Trusts” that requires Acclaim to reflect exchangeable shares as non-controlling interest on the balance sheet.  Previously the exchangeable shares were reflected as a component of unitholders’ equity.  The exchangeable shares issued by Acclaim were initially recorded at fair value, therefore, conversions of exchangeable shares are transferred into unit capital at the initial fair value.

In accordance with the transitional provisions of EIC 151, the policy change has been made on a retroactive basis.  The impact of this new accounting policy on opening accumulated earnings and on the earnings of Acclaim for the six month periods ending June 30, 2005 and 2004 was negligible, therefore, no restatement of amounts was required.

The following is a summary of exchangeable shares outstanding:

Exchangeable Shares	Number of Units (000s)	Amount ($000s)
Balance, December 31, 2004	808	$7,837
Shares exchanged	(401)	(3,790)
Adjustment to exchange ratio for distributions	35	—
Balance, June 30, 2005	442	$4,047

Net Earnings Per Unit of Production

	Three Months Ended June 30		Six Months Ended June 30
($/boe)	2005	2004	2005	2004
Petroleum and natural gas revenue	$48.74	$40.83	$46.94	$40.44
Less:
Royalties	10.19	7.70	10.00	7.56
Operating costs	8.04	7.46	7.98	7.43
Transportation costs	0.61	0.99	0.58	0.98
Net operating income	29.90	24.68	28.38	24.47
General and administrative	1.43	1.31	1.35	1.40
Interest on long-term debt	1.01	1.05	0.89	1.14
Interest on convertible debentures	0.42	0.37	0.46	0.36
Unit-based compensation - cash paid	0.12	0.40	0.06	0.35
Realized loss on financial derivatives	4.52	3.70	3.71	3.01
Current and large corporation tax	0.30	0.21	0.24	0.27
Cash flow from operations	22.10	17.64	21.67	17.94
Depletion, depreciation and amortization	15.80	13.15	15.55	13.01
Accretion	0.32	0.30	0.32	0.29
Unrealized (gain) loss on financial derivatives	(1.64)	(0.09)	6.75	2.40
Future income taxes (recovery)	(0.54)	2.17	(3.01)	(0.03)
Non-cash unit-based compensation	0.62	0.51	0.63	0.38
Net earnings	$7.54	$1.60	$1.43	$1.89

Cash Flow

	Three Months Ended June 30		Six Months Ended June 30
Cash Flow ($000s)	2005	2004	2005	2004
Cash flow from operations	$80,465	$39,478	$160,963	$81,223
Unitholders’ equity	$710,303	$773,759	$710,303	$773,759

For the six months ended June 30, 2005, our cash flow from operations totaled $161 million, a 98 percent increase from the $81.2 million recorded during the same period in 2004.  On a per unit basis, cash flow totaled $1.54 per basic unit, 47 percent higher than the $1.05 per basic unit recorded for the six months ended June 30, 2004.  Cash flow for the second quarter totaled $80.5 million or $0.77  per basic unit as compared to $39.5 million or $0.50 per basic unit for the same period in 2004.  Our weighted average units outstanding totaled 105.1 million for the quarter ended June 30, 2005, as compared to 79.6 million for the same period in 2004.

Cash Distributions

	Three Months Ended June 30		Six Months Ended June 30
($000s except where indicated)	2005	2004	2005	2004
Cash flow from operations	$80,465	$39,478	$160,963	$81,223
Cash distributions	$51,242	$38,454	$101,919	$74,713
Distributions per unit	$0.4875	$0.4875	$0.9750	$0.9750
Payout ratio (%)	64%	97%	63%	92%

We distribute the net cash flow from our petroleum and natural gas properties to our Trust unitholders on a monthly basis with a portion of this cash flow withheld to repay bank debt and fund capital expenditures.  Although the level of cash retained for debt repayment typically varies, we monitor our distribution policy with respect to forecasted cash flows, debt levels, spending plans, and taxability.

For the six months ended June 30, 2005, we distributed $101.9  million which represented 63 percent of cash flow from operations.  For the three months ended June 30, 2005, the payout ratio increased to 64 percent as we generated $80.5 million of cash flow from operations and distributed $51.2  million.

Dependent on commodity prices, we expect our payout ratio for the remainder of 2005 to approximate 60 to 70 percent.

Taxation of Cash Distributions

The following sets out a general discussion of the Canadian and US tax consequences of holding Acclaim units as capital property.  The summary is not exhaustive in nature and is not intended to provide legal or tax advice.  Unitholders or potential unitholders should consult their own legal or tax advisors as to their particular tax consequences.

Canadian Taxpayers

The Trust qualifies as a mutual fund trust under the Income Tax Act (Canada) and, accordingly, trust units are qualified investments for RRSP’s, RRIF’s, RESP’s and DPSP’s.  Each year, the Trust is required to file an income tax return and any taxable income of the Trust is allocated to unitholders.

Unitholders are required to include in computing income their pro-rata share of any taxable income earned by the Trust in that year.  An investor’s adjusted cost base (“ACB”) in a trust unit equals the purchase price of the unit less any non-taxable cash distributions received from the date of acquisition.  To the extent the unitholders’ ACB is reduced below zero, such amount will be deemed to be a capital gain to the unitholder and the unitholders’ ACB will be brought to nil.

Acclaim paid $1.95 per trust unit in cash distributions to unitholders during the period February 2004 to January 2005.  For Canadian tax purposes, 56.66 percent of these distributions was a tax-deferred return of capital and will reduce the ACB of the trust units held and 43.34 percent is taxable as other income.

The taxability of our distributions changed during 2004, a direct result of increased cash flows due to strong commodity prices and limited tax pools associated with the assets acquired from ChevronTexaco.

For 2005, Acclaim estimates that 60 to 70 percent of cash distributions will be taxable and 30 to 40 percent will be a tax-deferred return of capital.  Actual taxable amounts may vary depending on production, volumes, commodity prices and other factors.

US Taxpayers

Prior to 2005, US unitholders who receive cash distributions were subject to a 15 percent withholding tax, applied to the taxable portion of the distribution as computed under Canadian tax law.  Recent legislative changes which took effect on January 1, 2005, impose an additional 15 percent withholding tax on the non-taxable portion of the distribution.  US taxpayers may be eligible for a foreign tax credit with respect to Canadian withholding taxes paid.

The taxable portion of the cash distributions is determined by the Trust in relation to its current and accumulated earnings and profit using US tax principles.  The taxable portion so determined, is considered to be a dividend for US tax purposes.  For most taxpayers, these dividends should be considered “Qualifying Dividends” and eligible for a reduced rate of tax.

The non-taxable portion of the cash distributions is a return of the cost (or other basis).  The cost (or other basis) is reduced by this amount for computing any gain or loss from disposition.  However, if the full amount of the cost (or other basis) has been recovered, any further non-taxable distributions should be reported as a gain.

Acclaim paid $US1.50 per trust unit to US residents during the calendar year 2004 of which 47.49 percent was taxable as a qualified dividend and 52.51 percent a tax-deferred return of capital.

For 2005, we estimate that 70 to 80 percent of distributions may be taxable and 20 to 30 percent may be a tax-deferred return of capital.  Actual taxable amounts may vary depending on production, commodity prices, and other factors and will be updated throughout the year as information becomes available.

Capital Expenditures

	Three Months Ended June 30		Six Months Ended June 30
Capital Expenditures ($000s)	2005	2004	2005	2004
Land	$2,444	$21	$2,952	$2,163
Geological and geophysical	286	426	1,823	675
Drilling, completion and equipping	10,588	3,338	21,471	6,978
Workovers and recompletions	11,724	5,628	17,647	9,814
Production equipment and facilities	10,772	3,882	17,984	9,641
Net development expenditures	35,814	13,295	61,877	29,271
Office equipment	495	645	1,156	982
Chevron acquisition	—	474,371	—	474,371
Other property acquisitions	8,726	1,093	8,726	2,724
Property dispositions	(2,777)	—	(4,610)	(8,906)
Total capital expenditures	$42,258	$489,404	$67,149	$498,442

For the six months ended June 30, 2005, expenditures for development activities totaled $61.9  million as compared to $29.3 million during the same period in 2004.  A total of 39 gross (18.6 net) wells were drilled during the first six months as compared to 10 gross (5.7 net) wells during the same period in 2004 resulting in 21 gross (6.7  net) natural gas wells, 17 gross (10.9 net) oil wells and 1 gross (1.0  net) dry and abandoned.

For the remainder of 2005 the Trust has plans to drill more than 90 operated wells.  Our 2005 capital budget as approved by the Board of Directors totals $150 million for exploitation and development activities.  Based on current commodity prices, these projects will be financed primarily with internally generated cash flow.

Guarantees/Off-Balance Sheet Arrangements

The Trust has no guarantees or off-balance sheet arrangements.

Capital

As at June 30, 2005, we had issued capital of 105.2 million trust units and at July 31, 2005, we had issued capital of  108.2 million trust units.

Our trust units were consolidated on a one (1) for 2.5 basis during the second quarter of 2003.  This has resulted in retroactive restatement of all trust units, employee stock options and other per unit information.

Trust Units	Number of Units (000s)	Amount ($000s)
Balance, December 31, 2004	103,580	$1,003,294
Issued pursuant to equity offerings, net of costs	—	(347)
Conversion of exchangeable shares	401	3,790
Conversion of 8% debentures	485	6,541
Conversion of 11% debentures	135	1,320
Issued for employee savings plan	92	1,394
Distribution reinvestment plan	281	4,012
Employee unit incentive plan	269	3,856
	105,243	1,023,860
Unit purchase loan receivable	—	(933)
Balance, June 30, 2005	105,243	$1,022,927

Employee Unit Award Incentive Plan

On May 19, 2004, the unitholders of Acclaim approved a new unit award incentive plan to replace the Option Plan.  The new plan authorizes the Board of Directors to grant up to 2,500,000 units consisting of Restricted Units and Performance Units to directors, officers, employees and consultants of the Trust and its affiliates.  The Restricted Units vest over a three-year period.  The Performance Units vest on the third anniversary of the date of the grant.  The number of Performance Units granted is dependent on the performance of the Trust relative to a peer comparison group of petroleum and natural gas trusts and other companies.  A holder of a Restricted or Performance Unit may elect, subject to consent of the Trust, to receive cash upon vesting in lieu of the number of units held.  The plan provides for adjustments to the number of units issued based on the cumulative distributions of the Trust during the period that the Restricted or Performance Unit is outstanding.

As of June 30, 2005, there were 885,671 Restricted Trust Units and 500,650 Performance Trust Units outstanding entitling holders to 1,480,288  trust units upon vesting.

LIQUIDITY AND CAPITAL RESOURCES

Acclaim has an extendible revolving term credit facility with a syndicate of financial institutions in the amount of $475 million including a $450 million revolving facility and a $25 million operating facility.  Available borrowings are limited by a borrowing base, most recently established based on the value of petroleum and natural gas assets as determined by the lenders.  The loan is reviewed annually and may be extended at the option of the lender for an additional 364 day period.  If not extended, the revolving facility will automatically convert to a two year and one day non-revolving term loan with the first payment due on the 366th day after the commencement of the term period.  The loan has therefore been classified as long-term on the balance sheet.

At June 30, 2005, $329.1 million was drawn under the facility.  Working capital liquidity is maintained by drawing from and repaying the unutilized credit facilities as needed.  At June 30, 2005, Acclaim had working capital surplus of $22.9 million excluding the financial derivative liability.

On June 15, 2004, we issued $75.0 million, 8% convertible extendible unsecured subordinated debentures.  The convertible extendible subordinated debentures have a face value of $1,000 per debenture, a coupon of 8.0 percent, a final maturity date, if extended of August 31, 2009, and will be convertible into trust units of Acclaim at a price of $13.50 per trust unit.  The convertible debentures pay interest semi-annually on February 28 and August 31, with the initial interest payment on February 28, 2005.

In December 2002, we issued $45.0 million, 11% convertible, extendible, unsecured subordinated debentures.  The debentures are convertible into trust units at the option of the holder at any time prior to maturity, or at a date set by the Trust at a conversion price of $9.75 per trust unit.

	Number of Units
	Available on
Convertible Debentures	Conversion (000s)	Amount ($000s)
i) 8% Convertible Debentures
Balance, December 31, 2004	5,401	$72,901
Converted to units during the period	(485)	(6,541)
Balance, June 30, 2005	4,916	66,360

ii) 11% Convertible Debentures
Balance, December 31, 2004	672	$6,562
Converted to units during the period	(135)	(1,320)
Balance, June 30, 2005	537	5,242
Total, June 30, 2005	5,453	$71,602

Liquidity and Capital Resources ($000s)	June 30, 2005
Long-term debt	$329,110
Working capital deficiency	25,048
Net debt(1)	$354,158

Units outstanding (000s)	105,243
Trust unit price	$15.34
Market value	$1,614,428

Convertible debentures	$71,602
Total capitalization	$2,040,188

(1)  Net debt excludes the 8% and 11% convertible debentures.

CONTINGENCY

On December 12, 2004, a gas release occurred at an Acclaim operated well site west of the city of Edmonton, Alberta.  Acclaim’s emergency response plan was engaged and the resulting fire was extinguished on January 10, 2005.  The well was not producing at the time of the incident and has not had an impact on production in the area.

Acclaim carries control of well and general liability insurance in the amount of $10 million and $50 million less applicable deductibles respectively.  Total costs associated with the incident are currently estimated to approximate $45 million including the cost of drilling two relief wells and subsequent abandonment and reclamation of the site.  Acclaim is currently working through the claims process with its insurers.  At June 30, 2005, costs approximating $40 million had been incurred of which $38.9 million has been paid to suppliers for services provided.  Insurance recoveries to date total $26.7 million.

As the reclamation and claims process is ongoing, the financial impact of the incident on Acclaim if any, is currently not determinable.

Additional Information

Additional information regarding the Trust and its business operations, including the Trust’s annual information form for the period ended December 31, 2004, is available on the Trust’s SEDAR company profile at www.sedar.com.

CONSOLIDATED BALANCE SHEETS

($000s unaudited)	June 30 2005	December 31 2004
		(Restated -Note 2)
ASSETS
Current assets
Accounts receivable	$102,463	$110,667
Prepaid expenses and deposits	17,278	13,605
Deferred financial derivative loss (Note 9)	1,141	2,818
	120,882	127,090
Property, plant and equipment (Note 3)	1,292,482	1,340,846
Goodwill	87,954	87,954
Deferred financing charges, net of amortization (Note 2)	2,955	3,311
Total assets	$1,504,273	$1,559,201

LIABILITIES AND UNITHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$79,736	$123,957
Distributions payable	17,101	16,831
Financial derivative liability (Note 9)	49,093	13,911
	145,930	154,699
Bank debt	329,110	283,845
Convertible debentures (Note 5)	71,602	79,463
Hedging obligation and other liabilities	79	191
Financial derivative liablity (Note 9)	13,297	—
Future income taxes	171,160	193,537
Asset retirement obligations (Note 4)	58,745	58,649
	789,923	770,384

Non-controlling interest (Note 2 & 6)	4,047	7,837

UNITHOLDERS’ EQUITY
Capital (Note 7)	1,022,927	1,002,063
Accumulated earnings	106,669	96,021
Accumulated distributions (Note 8)	(419,293)	(317,104)
	710,303	780,980
Total liabilities and unitholders’ equity	$1,504,273	$1,559,201

See accompanying notes to consolidated financial statements

Approved on behalf of the Board:

Jack C. Lee	J. Paul Charron, C.A
Chairman of the Board	President and
Chief Executive Officer

Consolidated Statements of Earnings and Accumulated Earnings

	Three Months Ended June 30		Six Months Ended June 30
($000s except per unit amounts, unaudited)	2005	2004	2005	2004
		(Restated -Note2)		(Restated -Note2)
REVENUE
Petroleum and natural gas sales	$177,501	$91,407	$348,702	$183,116
Royalties (net of Alberta Royalty Tax Credit)	(37,120)	(17,233)	(74,294)	(34,243)
	140,381	74,174	274,408	148,873

EXPENSES
Operating	29,260	16,702	59,300	33,655
Transportation	2,224	2,225	4,319	4,438
General and administrative	5,206	2,934	10,001	6,354
Interest on bank debt	3,687	2,348	6,644	5,188
Interest on convertible debentures (Note 2)	1,526	837	3,385	1,613
Unit-based compensation (Note 7)	2,695	2,046	5,127	3,304
Depletion, depreciation and amortization	57,527	29,447	115,513	58,924
Accretion of asset retirement obligation	1,173	664	2,346	1,309
Realized loss on financial derivatives	16,471	8,275	27,571	13,648
Unrealized loss (gain) on financial derivatives (Note 9)	(5,983)	(207)	50,156	10,864
	113,786	65,271	284,362	139,297
Earnings (loss) before taxes	26,595	8,903	(9,954)	9,576
Provision for capital taxes	1,093	479	1,776	1,169
Provision for future income taxes (recovery)	(1,971)	4,849	(22,378)	(143)

Net earnings before non-controlling interest	27,473	3,575	10,648	8,550
Non-controlling interest (Note 2)	—	—	—	—
NET EARNINGS	27,473	3,575	10,648	8,550

Accumulated earnings, beginning of period, as previously reported	79,196	71,060	97,892	65,853
Change in accounting policies (Note 2)	—	(1,327)	(1,871)	(1,095)
Accumulated earnings, beginning of period as restated	79,196	69,733	96,021	64,758

Accumulated earnings, end of period	$106,669	$73,308	$106,669	$73,308

Net earnings per unit
Basic	$0.26	$0.04	$0.10	$0.11
Diluted	$0.26	$0.04	$0.10	$0.10
Weighted average units outstanding
Basic	105,091	79,578	104,582	77,254
Diluted	106,503	83,275	105,987	81,818

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows

	Three Months Ended June 30		Six Months Ended June 30
($000s except per unit amounts, unaudited)	2005	2004	2005	2004
		(Restated -Note2)		(Restated -Note2)
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING ACTIVITIES
Net earnings	$27,473	$3,575	$10,648	$8,550
Adjustments for:
Non-controlling interest	—	—	—	—
Unit-based compensation - non-cash	2,246	1,150	4,678	1,719
Depletion, depreciation and amortization	57,527	29,447	115,513	58,924
Accretion of asset retirement obligation	1,173	664	2,346	1,309
Unrealized loss (gain) financial derivatives	(5,983)	(207)	50,156	10,864
Provision for future income taxes (recovery)	(1,971)	4,849	(22,378)	(143)
Cash flow from operations	80,465	39,478	160,963	81,223
Asset retirement costs incurred	(1,990)	(495)	(2,250)	(958)
Changes in operating working capital	11,962	15,463	(42,763)	(2,081)
	90,437	54,446	115,950	78,184

FINANCING ACTIVITIES
Proceeds from (repayment of) bank debt	(5,690)	116,172	45,265	133,203
Proceeds from issuance of units, net of issue costs	2,722	249,979	5,059	251,021
Proceeds from issuance of convertible debentures	—	75,000	—	75,000
Reduction of hedging obligation and other liabilities	(57)	(566)	(112)	(1,065)
Distributions to unitholders	(51,242)	(38,454)	(101,919)	(74,713)
Changes in financing working capital	99	857	298	1,049
	(54,168)	402,988	(51,409)	384,495
	36,269	457,434	64,541	462,679

INVESTING ACTIVITIES
Acquisition of petroleum and natural gas properties	(8,726)	(431,457)	(8,726)	(433,087)
Disposition of petroleum and natural gas properties	2,777	—	4,610	8,906
Capital expenditures	(36,309)	(13,940)	(63,033)	(30,253)
Changes in investing working capital	5,989	(12,037)	2,608	(8,245)
	(36,269)	(457,434)	(64,541)	(462,679)
Cash, beginning and end of period	$—	$—	$—	$—

The Trust paid the following cash amounts:
Interest	$4,060	$2,942	$9,052	$4,910
Capital taxes	$1,582	$438	$1,582	$1,086

See accompanying notes to consolidated financial statements

Notes to the Consolidated Financial Statements

(all tabular amounts, except per unit, expressed in $000s, unaudited)

1.  SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Acclaim Energy Trust (“Acclaim”) have been prepared by management following the same accounting policies and methods that were used in and disclosed in the audited annual consolidated financial statements for the year ended December 31, 2004 except for the change outlined in Note 2.  Certain information and footnote disclosure normally included in the audited annual consolidated financial statements has been condensed or omitted.   These interim financial statements should be read in conjunction with the most recent audited annual consolidated financial statements.

2.  CHANGES IN ACCOUNTING POLICIES

(a)  Convertible Debentures

On January 1, 2005, Acclaim retroactively adopted the changes to Canadian Institute of Chartered Accountants Standard S.3860, Financial Instruments.  Before the change in accounting, Acclaim classified convertible debentures as equity and the interest was included in Accumulated Earnings.  The revised standard requires Acclaim’s convertible debentures to be classified as a liability, the related interest to be expensed as incurred and the deferred issue costs to be amortized over the term of the convertible debentures.  Under the new standard, a portion of the convertible debentures relating to the value of the conversion feature is required to be classified as equity.  The value of the conversion feature was determined to be negligible, therefore the convertible debentures have been disclosed entirely as a liability.

The following  2004 balances were restated as a result of the change:

	As Previously Reported	Adjustment	As Restated
Deferred financing charges	$—	$3,311	$3,311
Convertible debentures - liability	—	79,463	79,463
Convertible debentures - equity	74,281	(74,281)	—
Accumulated earnings	97,892	(1,871)	96,021
Interest on convertible debentures
Three months ended June 30, 2004	—	837	837
Six months ended June 30, 2004	$—	$1,613	$1,613

(b) Exchangeable Shares

On January 19, 2005 the CICA issued revised draft EIC-151 “Exchangeable Securities Issued by Subsidiaries of

Income Trusts” that requires Acclaim to reflect exchangeable shares as non-controlling interest on the balance sheet.  Previously the exchangeable shares were reflected as a component of unitholders’ equity.  The exchangeable shares issued by Acclaim were initially recorded at fair value, therefore, conversions of exchangeable shares are transferred into unit capital at the initial fair value.

In accordance with the transitional provisions of EIC 151, the changes in accounting policy have been made on a retroactive basis.  The impact of this new accounting policy on opening accumulated earnings and on the earnings of Acclaim for the six month periods ending June 30, 2005 and 2004 was negligible, therefore, no restatement of amounts was required.

3.  PROPERTY, PLANT AND EQUIPMENT

	June 30, 2005	December 31, 2004
Property, plant and equipment, at cost	$1,814,454	$1,747,305
Accumulated depletion and depreciation	521,972	406,459
	$1,292,482	$1,340,846

4.  ASSET RETIREMENT OBLIGATIONS

Total future asset retirement obligations were estimated by management based on the Trust’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the well and facilities and the estimated timing of the costs to be incurred in future periods.  The Trust has estimated the net present value of its total asset retirement obligation to be $58.7 million (December 31, 2004 - $58.6 million) based on a total future liability of $186.0 million.  The costs are expected to be incurred over an average period of 15 years.  The estimated liability has been discounted using a credit adjusted risk free rate of 8 percent and an inflation rate of 2.0 percent.

The following table reconciles Acclaim’s asset retirement obligation:

Asset Retirement Obligation	Amount
Balance, December 31, 2004	$58,649
Increase in liability during period	—
Settlement of liabilities during period	(2,250)
Accretion expense	2,346
Balance, June 30, 2005	$58,745

5.  CONVERTIBLE DEBENTURES

Convertible Debentures	Number of Units Available on Conversion (000s)	Amount
i) 8% Convertible Debentures
Balance, December 31, 2004	5,401	$72,901
Converted to units during the period	(485)	(6,541)
Balance, June 30, 2005	4,916	66,360

ii) 11% Convertible Debentures
Balance, December 31, 2004	672	6,562
Converted to units during the period	(135)	(1,320)
Balance, June 30, 2005	537	5,242
Total, June 30, 2005	5,453	$71,602

On June 15, 2004, the Trust issued $75.0 million, 8% convertible extendible unsecured subordinated debentures.  The debentures are convertible into trust units at a conversion price of $13.50.  During 2005, $6.5 million of the 8% debentures were converted resulting in the issuance of 485,000 trust units.

In December 2002, the Trust issued $45.0 million, 11% convertible, extendible, unsecured subordinated debentures.  The debentures are convertible into trust units at the option of the holder at any time prior to maturity, or at a date set by the Trust at a conversion price of $9.75 per trust unit.  During 2005, $1.3 million of the 11% debentures were converted which resulted in the issuance of  135,000  trust units.

6. NON-CONTROLLING INTEREST

Exchangeable Shares	Number of Units (000s)	Amount
Balance, December 31, 2004	808	$7,837
Shares exchanged	(401)	(3,790)
Adjustment to exchange ratio for distributions	35	—
Balance, June 30, 2005	442	$4,047

Each exchangeable share is exchangeable into units on a one-for-one basis (subject to adjustments for distributions).

7. CAPITAL

Trust Units	Number of Units (000s)	Amount
Balance, December 31, 2004	103,580	$1,003,294
Issued pursuant to equity offerings, net of costs	—	(347)
Conversion of exchangeable shares	401	3,790
Conversion of 8% debentures	485	6,541
Conversion of 11% debentures	135	1,320
Issued for employee savings plan	92	1,394
Distribution reinvestment plan	281	4,012
Employee unit incentive plan	269	3,856
	105,243	1,023,860
Unit purchase loan receivable	—	(933)
Balance, June 30, 2005	105,243	$1,022,927

The unit-based compensation plan authorizes the Board of Directors to grant up to 2,500,000 units consisting of Restricted Units and Performance Units to directors, officers, employees and consultants of the Trust and its affiliates.  The Restricted Units vest over a three-year period.  The Performance Units vest on the third anniversary of the date of the grant.  The number of Performance Units granted is dependent on the performance of the Trust relative to a peer comparison group of oil and gas trusts and other companies.  A holder of a Restricted or Performance Unit may elect, subject to consent of the Trust, to receive cash upon vesting in lieu of the number of units held.  The plan provides for adjustments to the number of units issued based on the cumulative distributions of the Trust during the period that the Restricted or Performance Unit is outstanding.

As of June 30, 2005, there were 885,671 Restricted Trust Units outstanding entitling holders 999,640 trust units upon vesting.  A compensation expense of $2.4 million was recorded during the six month period to approximate the change in fair value (based on period end price of the units) of the Restricted  Trust Units.

As of June 30, 2005 there were 500,650 Performance Trust Units outstanding entitling holders to 480,648  trust units.  A compensation expense of $2.3 million was recorded during the six month period based on an estimate of the performance of the Trust relative to its peers.

8.  DISTRIBUTIONS TO UNITHOLDERS

The following distributions have been made to unitholders:

	$/Unit	Amount
Balance, December 31, 2004	$4.3875	$317,104
January, 2005	0.1625	16,885
February, 2005	0.1625	16,961
March, 2005	0.1625	17,056
April, 2005	0.1625	17,091
May, 2005	0.1625	17,095
June, 2005	0.1625	17,101
	0.9750	102,189
	5.3625	$419,293

9.  FINANCIAL DERIVATIVE INSTRUMENTS

The following financial derivative contracts have been put in place as noted below:

Commodity Contracts	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2007
Natural Gas
Fixed price volume (Gj/d)	5,000	1,667	—
Fixed price average ($/Gj)	$7.00	$7.00	—
Participating swaps (Gj/d)	5,000	8,333	10,000
Participating swaps ($/Gj)	$6.00	$6.80	$7.00
Collar volume (Gj/d)	30,000	23,333	20,000
Collar floors ($/Gj)	$6.00	$6.65	$7.14
Collar caps ($/Gj)	$8.17	$9.54	$10.56
Calls sold (Gj/d)	3,000	1,000	—
Calls sold ($/Gj)	$2.80	$2.80	—
Total volume hedged (Gj/d)	43,000	34,333	30,000

Crude Oil
Fixed price volume (bbl/d)	1,500	1,500	1,500	1,500	1,500	1,500	1,500
Fixed price average ($US/bbl)	$40.03	$40.03	$48.11	$48.11	$48.11	$48.11	$48.11
Participating swaps (bbl/d)	—	—	1,000	1,000	1,000	1,000	—
Participating swaps ($US/bbl)	—	—	$47.50	$47.50	$47.50	$47.50	—
Collar volume (bbl/d)	8,000	8,000	3,500	3,500	3,500	3,500	—
Collar floors ($US/bbl)	$31.00	$31.00	$42.14	$42.14	$42.14	$42.14	—
Collar caps ($US/bbl)	$39.41	$39.41	$54.08	$54.08	$54.08	$54.08	—
Call spreads (bbl/d)	500	500	—	—	—	—	—
Call spreads bought ($US/bbl)	$41.00	$41.00	—	—	—	—	—
Call spreads sold ($US/bbl)	$48.00	$48.00	—	—	—	—	—
Total volume hedged (bbl/d)	10,000	10,000	6,000	6,000	6,000	6,000	1,500

Future Commodity Contracts Daily Quantity	Contract Price	Term
Natural Gas - Collars (AECO)
15,000 Gj/d	Cdn$6.00 - $8.00	April 1, 2005 - October 31, 2005
5,000 Gj/d	Cdn$6.00 - $9.00	April 1, 2005 - October 31, 2005
5,000 Gj/d	Cdn$7.00 - $10.00	November 1, 2005 - March 31, 2006
5,000 Gj/d	Cdn$7.00 - $10.25	November 1, 2005 - March 31, 2006
5,000 Gj/d	Cdn$7.00 - $11.00	November 1, 2005 - March 31, 2006
5,000 Gj/d	Cdn$7.57 - $11.00	November 1, 2005 - March 31, 2006

Natural Gas -Three Way Contracts (AECO)
10,000 Gj/d	Cdn$5.00-$6.00-$8.00	April 1, 2005 - October 31, 2005

Natural Gas - Fixed Price Contracts (AECO)
5,000 Gj/d	Cdn$7.00	November 1, 2004 - October 31, 2005

Natural Gas - Participating Swaps (AECO)
5,000 Gj/d	Cdn$6.00 + 85% participation	April 1, 2005 - October 31, 2005
5,000 Gj/d	Cdn$7.00 + 65% participation	November 1, 2005 - March 31, 2006
5,000 Gj/d	Cdn$7.00 + 75% participation	November 1, 2005 - March 31, 2006

Natural Gas - Calls Sold (AECO)
3,000 Gj/d	Cdn$2.80	November 1, 1999 - October 31, 2005

Crude Oil - Collars (WTI)
1,000 bbl/d	US$32.00 - $38.40	January 1, 2005 - December 31, 2005
2,000 bbl/d	US$32.00 - $39.00	January 1, 2005 - December 31, 2005
1,000 bbl/d	US$40.00 - $50.25	February 1, 2005 - December 31, 2005
1,000 bbl/d	US$40.00 - $50.87	January 1, 2006 - December 31, 2006
1,000 bbl/d	US$40.00 - $52.90	January 1, 2006 - December 31, 2006
500 bbl/d	US$45.00 - $67.00	January 1, 2006 - December 31, 2006

Crude Oil - Three Way Collars (WTI)
1,000 bbl/d	US$20.00-24.00-30.00	January 1, 2005 - December 31, 2005
1,000 bbl/d	US$24.00-27.00-40.05	January 1, 2005 - December 31, 2005
1,000 bbl/d	US$24.00-27.00-35.00	January 1, 2005 - December 31, 2005
1,000 bbl/d	US$30.00-34.00-43.60	January 1, 2005 - December 31, 2005
1,000 bbl/d	US$45.00-52.00-54.95	January 1, 2006 - December 31, 2006

Crude Oil Participating Swaps (WTI)
500 bbl/d	US$45.00 + 79% Participation	January 1, 2006 - December 31, 2006
500 bbl/d	US$50.00 + 55% Participation	January 1, 2006 - December 31, 2006

Crude Oil - Fixed Price Contracts (WTI)
1,000 bbl/d	US$40.00	January 1, 2005 - December 31, 2005
500 bbl/d	US$40.10	January 1, 2005 - December 31, 2005
1,000 bbl/d	US$48.12	January 1, 2006 - December 31, 2007
500 bbl/d	US$48.08	January 1, 2006 - December 31, 2007

Crude Oil - Call Spreads (WTI)
500 bbl/d (purchased by Acclaim)	US$41.00 - $48.00	July 1, 2005 - December 31, 2005

Alberta Power - Fixed Price Contracts (Alberta Power Pool)
2 MWh	Cdn$43.75	January 1, 2004 - December 31, 2005
2 MWh	Cdn$47.50	January 1, 2005 - December 31, 2006
5 MWh	Cdn$48.25	January 1, 2006 - December 31, 2006

The following table is a reconciliation of the change in the fair value of the financial derivative instruments during the period:

	Financial	Financial
	Derivative	Derivative	Unrealized
	Loss	Liability	Loss
Balance, December 31, 2004	$2,818	$(13,911)	$—
Amortization	(1,677)	—	(1,677)
Unrealized loss on financial derivatives	—	(48,479)	(48,479)
Balance, June 30, 2005	$1,141	$(62,390)	$(50,156)

The estimated fair value of financial derivative instruments is based on quoted market prices.

10.  COMMITMENTS AND GUARANTEES

In addition to hedging commitments, the Trust has various commitments and guarantees in the normal course of business, none of which, in management’s view, are significant.

11.  CONTINGENCY

On December 12, 2004, a gas release occurred at an Acclaim operated well site west of the city of Edmonton, Alberta.  Acclaim’s emergency response plan was engaged and the resulting fire was extinguished on January 10, 2005.  The well was not producing at the time of the incident and has not had an impact on production in the area.

Acclaim carries control of well and general liability insurance in the amount of $10 million and $50 million less applicable deductibles respectively.  Total costs associated with the incident are currently estimated to approximate $45 million including the cost of drilling two relief wells and subsequent abandonment and reclamation of the site.  Acclaim is currently working through the claims process with its insurers.  At June 30, 2005, costs approximating $40 million have been incurred of which $38.9 million has been paid to suppliers for services provided.  Insurance recoveries to date total $26.7 million.

As the reclamation and claim process is ongoing the financial impact of the incident on Acclaim is currently not determinable.